Mail Stop 3561

January 25, 2008

Via U.S. Mail and Facsimile

Frederick W. Smith
President and Chief Executive Officer
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

      RE: FedEx Corporation
              Form 10-K for the fiscal year ended May 31, 2007

              File No. 001-15829

Dear Mr. Smith:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended May 31, 2007

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations, page 34

1. When individual line items, disclosed in your statement of income, significantly fluctuate in comparison to the comparable prior period, quantify and disclose the nature of each item that caused the significant change. For example we note from your consolidated statement of income that salaries and employee benefits of $13,740 million for 2007 increased approximately $1,169 million from salaries and employee benefits of $12,571 million for 2006. We also note that in MD&A you only quantify and disclose the nature of each item that caused the significant change in salaries and employee benefits between 2007 and 2006 for the FedEx Express segment and the FedEx Kinko's segment, which only explains approximately $172 million of the $1,169 million increase in salaries and employee benefits between 2007 and 2006. In this regard, please revise your consolidated operating results and segment operating results sections in future filing to quantify and disclose the nature of each item that caused the $1,169 million increase in salaries and employee benefits between 2007 and 2006. Please provide us with your proposed future disclosure as part of your response. See Item 303 of Regulation S-K and FR-72 for guidance.

2. Additionally, please revise your consolidated operating results and segment operating results sections in MD&A to discuss and analyze separately "salaries and employee benefits," "purchased transportation," "rental and landing fees," "depreciation and amortization," "fuel," "maintenance and repairs" and "other" rather than only providing a discussion and analysis on consolidated and segment operating income. As part of your disclosure, please describe the major cost components included in each of the above categories and provide a more detail discussion and analysis of the results for each major component. This presentation appears meaningful and relevant in providing investors full disclosure and transparent financial information as required by Item 303 of Regulation S-K. Please provide us with your proposed disclosure as part of your response.

Form 10-Q for the quarterly period ended November 30, 2007

Management's Discussion and Analysis of Results of Operations and Financial Condition

Results of Operations

FedEx Ground Segment Operating Income, page 39

3. We note from your disclosure that operating income for the first half of 2008 was substantially effected by the net impact of increased fuel cost during the second quarter of 2008 and higher legal costs during the first quarter of 2008. In this regard, please provide us with and include in your filing disclosure that quantifies and discusses the nature of each item that caused the higher legal cost. Also, tell us your reason for not including the fact that operating income was effected by higher legal cost during the first quarter of 2008 in your respective MD&A section included in your Form 10-Q for the quarterly period ended August 31, 2008.

4. We note from your disclosure that Fed Ex Ground anticipates continuing changes in relationships with its contractors, which are expected to increase the cost of operations, and it is reasonably possible that such cost increase could be material. In this regard, please revise your filing to quantify the impact that such material cost increase could have on your future financial position, and results of operations.   See FR-72 for guidance.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant

Via facsimile: Alan B. Graf, Jr., Chief Financial Officer
(901) 818-7166